SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

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MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202		E-MAIL ADDRESS tsaito@stblaw.com

February 27, 2012

BY EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:    SEC Comment Letter dated February 3, 2012 to Mizuho Financial Group, Inc.

Dear Ms. Hayes:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall also include its consolidated subsidiaries, as the context may require), in response to your letter, dated February 3, 2012, addressed to Mr. Yasuhiro Sato, as Chief Executive Officer of Mizuho, requesting information regarding Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “Form 20-F”) and Mizuho’s Form 6-K filed on January 19, 2012.

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of your letter to which it relates.

Form 20-F for the fiscal year ended March 31, 2011

General

1.	We note that counsel for Mizuho Financial Group rather than Mizuho Financial Group itself provided the written statement requesting acknowledgment that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In responding to these comments, please have Mizuho Financial Group and not its counsel provide the requested written acknowledgement.

Response

In light of the Staff’s comment, Mizuho itself, rather than its counsel, has provided the requested written acknowledgement.

Key Information, page 5

Downgrades in our credit ratings could have negative effects…, page 13

2.	We note your response to our prior comment one and reissue the comment in part. Please expand your risk factor to quantify, absent other changes, the effect a one and two notch downgrade would have on your collateral obligations under your derivative contracts. If you believe you are unable to quantify what those collateral obligations would be, please expand your disclosure in this risk factor to explain in detail why you are unable to quantify those collateral obligations.

Response

In light of the Staff’s comment, Mizuho will provide quantitative disclosure in the risk factors as follows, based on Mizuho’s credit ratings and derivative contract market prices as of the latest balance sheet date. Mizuho notes, however, that because some contracts do not prescribe the additional collateral requirements quantitatively, and any additional collateral requirement would be based on individual negotiations for which reasonable assumptions are difficult to establish, the quantitative disclosure will necessarily be subject to some limitations:

“The additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 201—, would have been $—— million for a one-notch downgrade and $—— million for a two-notch downgrade. The foregoing figures do not take into account the minority of derivative contracts for which additional collateral requirements are not specifically prescribed and are thus subject to individual negotiations.”

Transactions with counterparties in Iran and other countries….page 16.

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

3.	We note your response to comment two. Please describe to us in brief the specific nature of business you conduct related to each of Cuba, Iran, Sudan, and Syria. If the nature of business you conduct in or with the referenced countries does not vary from country to country, state so clearly. In addition, tell us whether you have had any contacts with the governments of the terrorism-sponsoring countries, or entities affiliated with, or controlled by, those governments since your letter to us dated April 4, 2008, including contacts related to your existing businesses in those countries.

Response

According to Mizuho, there is no significant difference from country to country in the nature of the business it conducts in or with the referenced countries, and as mentioned in the response letter dated October 27, 2011, such business is limited to trade finance for exportation of products for consumers, the maintenance of correspondent banking accounts and a very insignificant amount of extensions of credit. Furthermore, Mizuho believes that such transactions are ordinary course business transactions for the counterparty and do not promote terrorist, money laundering or other illegal activities.

Since our letter dated April 4, 2008, Mizuho is not aware of any business contacts with the governments of the terrorism-sponsoring countries, or entities affiliated with, or controlled by, those governments for the purpose of entering into new extension of credit transactions or to increase the amount of transactions related to such countries.

With respect to Cuba, Sudan and Syria, Mizuho is neither aware of any contacts related to our existing transactions nor contacts related to non-business relations with the relevant governments or entities affiliated therewith.

Regarding Iran, Mizuho is aware of minimal contacts related to remaining routine activities such as the maintenance of correspondent banking accounts and the business information collection activities of Mizuho’s representative office in Tehran.

4.	We note in your response to comment four that you maintain policies and procedures specifically addressing Section 104(c) of CISADA and the corresponding IFSR. Please explain to us how you comply with the referenced regulations in view of your apparent continuing transactions with SDNs. In addition, describe to us, in reasonable detail, the specific policies and procedures you maintain to comply with those regulations.

Response

Mizuho takes into account U.S. laws and regulations when establishing its policies and procedures. For purposes of compliance with Section 104(c) of CISADA and the corresponding Iranian Financial Sanctions Regulations, Mizuho enforces a ban or a

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

general avoidance of Iranian transactions through the establishment and distribution of internal ordinances and monitors their compliance through internal audits. In addition, with respect to Iranian transactions that it had historically been engaged in that are difficult for Mizuho to terminate unilaterally, Mizuho maintains a compliance structure under which its business functions are required to obtain approval from headquarters on a transaction-by-transaction basis, and headquarters in turn reviews and confirms the legality of the transaction, including from the viewpoint of U.S. laws and regulations. On a very limited basis, there are cases in which new transactions with SDNs arise, but such transactions are generally limited to the payment of guarantee and other fees related to transactions that Mizuho entered into prior to the relevant country’s designation as an SDN, and in any case, such transactions are subject to the review and confirmation by Mizuho headquarters as stated above.

5.	We note your response to our prior comment nine. Without identifying any customers, please expand your disclosure in future filings to quantify your exposure to debt that may be subject to impairment losses in the future as a result of the earthquake and tsunami and the proposed compensation legislation.

Response

Please refer to our response to comment 14 below.

Operating and Financial Review and Prospects, page 44 Business Trends, page 53

Provision (credit) for loan losses, page 54

6.	We note your response to previous comments seven and 25 of our letter dated September 30, 2011, including the fact that the relative improvement of the general economic prospects that led to the upgrades in obligor categories were discussed elsewhere in your filing. We also note the disclosure on pages 13 and 27 of your January 19, 2012 Form 6-K that “The credit for loan losses was due mainly to improved obligor classifications mainly through our credit management activities, including business revitalization support for borrowers.” However, we continue to believe that the transparency of your disclosure in these areas can be improved by revising your future filings to explain the factors that led you to make upgrades in certain obligor categories. Revise your disclosure here, as well as in Note 7, to clearly tie the changes made to the changes in credit quality monitoring classifications to the events or trends that you believe led to such changes. Please revise your future filings to more clearly define your business revitalization support for borrowers and how those activities resulted in improved credit quality.

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

Response

Mizuho notes the Staff’s comment to clearly tie the changes in credit quality monitoring classifications to the events or trends that Mizuho believes led to such changes and to more clearly define its business revitalization support for borrowers and how those activities resulted in improved credit quality. In light of the Staff’s comment and because improvements in credit quality are often due to Mizuho’s general credit management activities or business revitalization support, Mizuho believes that a more detailed description of such general concepts would be helpful to the reader in understanding the background to the change in credit quality applicable to a given period regarding which such concepts are relevant. Therefore, in future filings, Mizuho will add a general explanation of the terms “credit management activities” and “business revitalization support.”

A description of the term “credit management activities,” which is an activity that potentially applies to a broad range of borrowers, will be inserted in the disclosure corresponding to page 85 of our Form 20-F under the heading “Impaired Loans” substantially as follows:

“Our credit management activities consist of activities such as efforts to provide management consultation to support borrowers’ business initiatives, to increase the quantity and enhance the quality of loan collateral, and to adjust loan balances to an appropriate level, when the borrower’s credit quality is showing a decline. These activities can lead to improvements in obligor classifications through improvements in the business and financial condition of borrowers and, as a result, a reduction in allowance for loan losses.”

A description of the term “business revitalization support,” which is a measure that Mizuho applies with respect to borrowers that are in a weakened state that require some form of support, will be inserted under the same heading as the description of “credit management activities” above (together with the other disclosure that Mizuho will insert as set forth in its response to comment 8 below) substantially as follows:

“When confronted with the decision of whether to agree to business revitalization support, which includes forgiveness of debt (including debt to equity swaps), reductions in stated interest rates to below market levels and postponement of payment of principal and/or interest (other than insignificant extensions), we carefully consider whether it is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing Mizuho’s losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable.”

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

In combination with the above general descriptions, with respect to any period for which Mizuho’s credit management activities or business revitalization support constituted a significant factor in a change in credit quality as was the case for the fiscal year ended March 31, 2011 and the six months ended September 30, 2011, Mizuho will include disclosure in the MD&A of the specific circumstances that led to the change in credit quality as a result of the credit management activities or business revitalization support (and to the extent credit management activities or business revitalization support are not relevant to the change in credit quality for a given period, Mizuho will provide a similar level of transparency in its disclosure). For example, in the case of the explanation for the decrease in provision for loan losses in the fiscal year ended March 31, 2011 on page 65 (and Note 7) of the Form 20-F, Mizuho will revise the corresponding disclosure in future filings substantially as follows:

“Provision for loan losses decreased by ¥221 billion from the previous fiscal year to ¥1 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to upgrades in the obligor category of a broad range of borrowers as a result of the effectiveness of our credit management activities which was enhanced against backdrop of the improving domestic economic environment as described in “—Overview—Operating Environment,” reflecting the gradual recovery of the Japanese economy from the effects of the global economic crisis stemming from the U.S. subprime problems.”

Financial Condition, page 56

Balance of allowance for loan losses, page 88

7.	Please refer to previous comment 11 of our letter dated September 30, 2011. We continue to believe that additional transparency in this section of your document is warranted to clearly identify the reasons for the reduction in your allowance both in terms of Yen and as a percentage of allowance to impaired loans. Please revise your future filings to provide the information included in your response to comment 11, as well as to quantify the impact of the loan forgiveness to the large borrower discussed in your response.

Response

In light of the Staff’s comment, in future filings, Mizuho will explain any inconsistencies between the changes in amount of gross loans, amount of allowance for loan losses on gross loans, percentage of allowance for loan losses on gross loans, amount of impaired loans, amount of allowance for loan losses on impaired loans, and

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

percentage of allowance for loan losses on impaired loans. If loan forgiveness or other actions related to specific borrowers are a material factor in such explanation, Mizuho will provide information so that the impact of such actions can be quantified by the reader.

For example, in the case of the fiscal year ended March 31, 2011, the disclosure would be substantially as follows:

“The primary factors behind the gap between the 16.5% decrease in allowance for loan losses to the 1.4% increase in the balance of loans in the fiscal year ended March 31, 2011 compared to the previous fiscal year consisted mainly of (i) the decrease in allowance for loan losses that resulted from the effect of the loan forgiveness towards a large borrower and its subsidiaries during the fiscal year ended March 31, 2011, which represents substantially all of the charge-off amount of “Transportation and communications” in the “Provision for loan losses” table on page 89, and (ii) the increase in the balance of loans resulted from an increase in loans to international and domestic government and public institutions, which are generally highly rated, offset in part by a decrease in loans to borrowers in almost all of the other industry categories.

Regarding the 16.5% decrease in allowance for loan losses and the 5.8% decrease in the amount of impaired loans, the primary factor was the effect of the loan forgiveness towards the large borrower and its subsidiaries mentioned in the previous paragraph which resulted in a charge off against allowance.

As for the decrease of 7.1% in the coverage ratio for impaired loans, this was due to how the percentage decrease of allowance for loan losses was greater than the percentage decrease in the amount of impaired loans as described in the paragraph above.”

8.	We have read your response to comment 12. We note that you plan to expand your disclosure in future filings to discuss the nature and accounting of your loan restructurings. As previously requested, please provide us a draft of your proposed disclosure. Further, as part of your response please address the following:

•

In your response to the first bullet you cite “alterations based on agreement with the borrower” as a factor reviewed for modifying loans. Please more specifically identify how you determine which loans you will consider for such alterations.

•

Please revise to more clearly explain how you determine when to return a modified loan to accrual status. Include such disclosure in your revisions to your disclosure on F-15 related to previous comment 19.

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

•	Further clarify if loans are removed from impaired status when they are removed from nonaccrual status.

•	For modified loans that are later returned to accrual status, tell us and disclose the time it typically takes for the loan to be returned to accrual status.

•

In your response to the last bullet of comment 12, you indicated that you do not monitor modification program success rates. For your future filings, please refer to the disclosures required by ASC 310-10-50-34 related to the quantification of payment defaults where the receivable was modified within the previous twelve months as well as the applicable transition guidance.

Response

In light of the Staff’s comments, in future filings, Mizuho will insert substantially the following in the disclosure corresponding to the disclosure on page 85 of our Form 20-F under the heading “Impaired Loans”:

“Restructuring efforts are made through our various business revitalization support measures conducted based on requests from borrowers that are in a weakened state that require some form of support. When confronted with the decision of whether to agree to business revitalization support, which includes forgiveness of debt (including debt to equity swaps), reductions in stated interest rates to below market levels and postponement of payment of principal and/or interest (other than insignificant extensions), we carefully consider whether it is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing Mizuho’s losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable. The triggers and factors that we review to identify restructured loans are modifications imposed by law or a court of law and alterations based on agreement with the borrower such as the reduction of the stated interest rate and forgiveness of debt (including debt to equity swaps), and we consider restructured loans, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as “troubled debt restructuring” (“TDR”). We consider the relevant obligors to be in financial difficulty when its rating based on our internal rating system is at E2 or below. The types of concessions that we would not otherwise consider include the various forms of business revitalization support described above. In general, TDRs will return to non-impaired loans, as well as accrual status, when we

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

determine that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on our internal rating system. Based on our historical experience, it typically takes approximately 1.5 years for the TDR loans in nonaccrual status to be returned to accrual status.

We determine whether restructured loans other than TDRs are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question.”

In future filings, Mizuho will also add substantially the following sentence in disclosure corresponding to the end of the second-to-last paragraph on page F-15 of the Form 20-F:

“In general, TDRs will return to non-impaired loans, as well as accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on the Group’s internal rating system.”

In response to comment 12 of your letter dated September 30, 2011, Mizuho responded that it does not monitor modification program success rates because it does not have standardized modification programs. In future filings, Mizuho will make disclosures required by ASC 310-10-50-34 related to the quantification of payment defaults where the receivable was modified within the previous twelve months.

9.	We have read your response to previous comment 13 of our letter dated September 30, 2011. We also note your statement on page 26 of your January 19, 2012 Form 6-K that “This decrease was due to a decrease of ¥41 billion in the allowance for loan losses on other loans, primarily as a result of improved obligor classifications over a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, against the backdrop of a slowly improving domestic economic environment, offset in part by an increase of ¥4 billion in the allowance for loan losses on impaired loans.” Please address the following:

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

•

Given that “credit management” is a general term, please revise your future filings to enhance your disclosure to specifically discuss the aspects of your credit management activities that led to your conclusion that less allowance was appropriate.

•	In addition, please disclose the type of loans that “Other loans” consist of on page 88.

•

In future filings, please revise this section to more clearly define your activities characterized and business revitalization support for borrowers and how those activities directly led to the reduction in your allowance. To the extent possible, please quantify the impact on the allowance of these activities.

Response

Mizuho will add a general explanation of the term “credit management activities” in its future filings as described in the response to comment 6 above. While it is not possible to isolate specific aspects of the credit management activities that particularly contributed to the circumstances that led to the conclusion that less allowance was appropriate, Mizuho will include disclosure in the MD&A of the specific circumstances that led to the change in credit quality as a result of the credit management activities as described in the last paragraph of the response to comment 6.

As set forth in Mizuho’s response to comment 13 of the Staff’s letter dated September 30, 2011, “Other loans” refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under Mizuho’s internal rating system, and the categorization of “Other loans” does not relate to any particular type of loans.

In light of the Staff’s comment, Mizuho will in future filings revise the naming of “Other loans” in the disclosure corresponding to the table on page 88 of the Form 20-F to “Non-impaired loans” and include a footnote that will read substantially as follows:

“Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.”

As set forth in Mizuho’s response to comments 6 and 8 above, Mizuho will insert a detailed description of its general “business revitalization support” policies. To the extent such business revitalization support is a material factor in a reduction of allowance for a given period, Mizuho will describe the specific business revitalization support in question and will provide information so that the impact of such actions can be quantified by the reader as shown in the sample disclosure language set forth in the response to comment 7 above.

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

Prime Capital, page 100

10.	Your response to previous comment 14 of our letter dated September 30, 2011 indicates that you believe that “prime capital” is not a non-GAAP measure because it is not directly comparable to a GAAP financial measure. You also indicate that the measure to which “prime capital” is most directly comparable is your measure of “Tier I capital,” which is based on bank capital regulations. You characterize your “prime capital” measure as a subset of the “Tier 1 capital” measure. To the extent that “Tier 1 Capital” is a defined financial measure that you are required to disclose under applicable bank capital regulations, Tier 1 Capital is therefore not considered a Non-GAAP measure under Regulation G and Item 10(e) of Regulation S-K. In contrast, to the extent “prime capital” is not a measure that is both defined and required to be disclosed by the applicable bank capital regulations, it appears “prime capital” represents a non-GAAP measure since it is (1) not in accordance with GAAP or calculated exclusively from amounts presented in accordance with GAAP, (2) has not been prepared in accordance with guidance published by a government, governmental authority or self-regulatory organization that is applicable to the registrant, where the information is required disclosure by the government, governmental authority or self-regulatory organization. As such, please revise your disclosure in future filings to clearly label this measure as non-GAAP pursuant to Item 10(e) of Regulation S-K. Please refer to Question 102.12 of the Compliance & Disclosure Interpretations related to Non-GAAP measures available on our website for additional guidance.

Response

In light of the Staff’s comment, to the extent its future fillings continue to include “prime capital” information, Mizuho will clearly label prime capital as a non-GAAP financial measure in future filings by making the following addition (shown in bold) to the disclosure corresponding to the second paragraph under “ Prime Capital” on p. 100 of the Form 20-F:

“Prime capital, a non-GAAP financial measure, differs in certain respects from Common Equity Tier 1 as set forth in the Basel III rules text issued by the Basel Committee in December 2010.”

Financial Statements and Notes

Note 1 – Basis of presentation and summary of significant accounting policies, page F-12 Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions, page F-13

11.	We have read your response to previous comment 18 of our letter dated September 30, 2011, regarding certain repurchase and resale transactions and securities lending

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

transactions where you account for the transaction as a sale. In light of the unique nature of such transactions afforded sale treatment, please revise your accounting policy regarding repurchase and resale agreements, securities lending and borrowing and other secured financing transactions in future filings to clearly disclose and quantify all such transactions which are being accounted for as sales during the periods presented, including your repo to maturity transactions, regardless of the amount.

Response

In light of the Staff’s comment, Mizuho will revise its future filings to add disclosure substantially as follows after the disclosure corresponding to the first paragraph under the heading “Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions” on page F-13 of the Form 20-F:

“Repurchase transactions where the maturity of the security transferred as collateral matches the maturity of the repurchase agreements (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met.

The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 201— and March 31, 201— were ¥— million and ¥— million, respectively. Except for those repo-to-maturity transactions, there were no such transactions accounted for as sales.”

Loans, page F-15

12.	We note your response to previous comment 20 of our letter dated September 30, 2011, regarding your charge-off policies. To the extent you charge-off loans based on the number of days past due, please disclose those triggers for each class of loans. To the extent you do not use time based triggers for charging off loans, please tell us and disclose the average or typical length of time a loan is past due before it is charged off for each class of loan.

Response

In light of the Staff’s comment, Mizuho will revise its disclosure of charge-off policy corresponding to that on page F-16 of the Form 20-F in future filings substantially as follows:

“Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against allowance for

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

loan losses. In general, the MHFG Group charges off loans when the Group determines the debtor as substantially bankrupt or bankrupt. Obligors classified in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers.”

Note that obligors classified in the corporate portfolio segment and the small portion of obligors in the retail portfolio segment with respect to which no time-based triggers are used are corporations and other non-individual entities. Because Mizuho separately monitors the financial condition of each of these obligors, time-based triggers are not applied. Furthermore, because non-individual obligors vary significantly in terms of the pace of deterioration in credit quality, there is no “typical” length of time, and Mizuho does not manage its information in a manner that would allow it to calculate the average length of time.

13.	We have read your response to comment 31. We note that you agreed to expand your discussion on how you value your Japanese securitization products such as RMBS CMBS, CDO, ABS, and CLO. In your proposed disclosure, you indicated that “In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts the prices to incorporate the Group’s estimates of key inputs.” To provide more transparency of your disclosure, please also elaborate on the types of key inputs you use to adjust the quoted prices on your Japanese securitization products when such prices are deemed to be invalid.

Response

In the case where Mizuho finds the quoted prices of Japanese securitization products to be invalid through its internal valuation process, it adjusts their prices to incorporate Mizuho’s estimates of key inputs such as valuation of underlying assets, cash flow generated on underlying assets, and discount margin. At March 31, 2011 and September 30, 2011, Mizuho calculated the fair value of certain CMBS through a discounted cash flow model based on its estimates of the key inputs such as the most recent value of each underlying asset, cash flow generated on the underlying assets, and discount margin. The number of those CMBS of which Mizuho adjusted the prices or changed the valuation method is limited, and the balance of such CMBS is immaterial. To provide more transparency of the disclosure, Mizuho will elaborate on the types of key inputs in future filings by replacing the disclosure corresponding to the fourth and fifth sentences in the first paragraph under the heading “Investments” on page F-86 of the Form 20-F with substantially the following language, which also includes the revision proposed in Mizuho’s response to comment 30 in the response letter dated October 27, 2011(changes from the language proposed in the October 27, 2011 letter in bold):

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

“The fair value of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO is generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal process. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts their prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flow generated on the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the MHFG Group validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified.”

Form 6-K filed January 19, 2012

Recent Developments

The Impact of the Great East Japan Earthquake, page 8

14.	We note your disclosure on page nine about the electric utility affected by the earthquake, particularly your disclosure that there is continued uncertainty about the treatment of its major debt and equity holders, including you. Please tell us the amount of your debt and equity instrument exposure to this utility and how you considered these instruments for impairment. To the extent the amounts involved are significant, please revise your future filings to disclose the amount and impairment status of these exposures.

Response

Regarding our debt and equity instrument exposure and how we considered these instruments for impairment, please see Exhibit 1 to this response letter.

The details of support for the electric utility, which are currently under debate, are expected to be included in the comprehensive special business plan, which is scheduled to be announced in March 2012 by the electric utility and the Nuclear Damage Compensation Facilitation Corporation after receiving approval from the Japanese government. Mizuho plans to disclose any material future developments in this regard in future filings.

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

According to Mizuho, the company name and exposure amounts constitute information that is generally subject to Mizuho’s confidentiality obligations owed to its customers. Even without the name of the specific customer, disclosure could breach such obligations if the identity of the customer is obvious to readers from the context of such disclosure.

Nevertheless, if, at the time of future filings, material uncertainty exists as to potential adverse effects on debt and equity holders and to the extent the amount of our exposure that is subject to such uncertainty is significant and thus Mizuho determines that the information is material to Mizuho’s shareholders and the disclosure of such information is required pursuant to its obligations under U.S. securities laws, Mizuho will disclose the amount and impairment status of the exposure and the nature of the uncertainty in future filings substantially as follows:

“The loan and equity exposure to such electric utility of Mizuho Corporate Bank, which represents a substantial majority of the debt and equity exposure to the utility of the Mizuho group, was approximately ¥— billion and approximately ¥— billion, respectively, as of [insert relevant date], [as disclosed by the electric utility]. [Insert description of the impairment status of loan and equity.] There can be no assurance that we will not suffer [additional] losses in the future due to [insert description of the nature of the uncertainty].”

Financial Statements and Notes

Note 4 – Loans, Page F-17

15.	Please explain to us where you have provided disclosure responsive to ASC 310-10-50-31 through 50-34 in this document, or confirm that you will provide such disclosure in future filings.

Response

Because Mizuho did not early adopt ASU 2011-02, Mizuho did not disclose information required pursuant to ASC 310-10-50-31 through 50-34 for purpose of its Form 6-K, dated January 19, 2012. Pursuant to the requirements of ASU 2011-02, Mizuho will disclose the information required under ASC 310-10-50-31 through 50-34 beginning with the filing of its annual report on Form 20-F with respect to the fiscal year ending March 31, 2012.

* * *

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email, the undersigned (tsaito@stblaw.com).

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Mizuho Financial Group, Inc.
Mr. Yasuhiro Sato